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                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549


                                     FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


                    For the fiscal year ended December 31, 1997


                           Commission file number 1-8951


                               M.D.C. Holdings, Inc.
                                401(k) Savings Plan
                                3600 South Yosemite
                                     Suite 900
                               DENVER, COLORADO 80237
                        ------------------------------------
                        (Full Title and Address of the Plan)


                                M.D.C. HOLDINGS, INC.
              --------------------------------------------------------
              (Name of Issuer of Securities held pursuant to the Plan)


                             3600 South Yosemite Street
                                     Suite 900
                               DENVER, COLORADO 80237
                  ------------------------------------------------
                  (Address of Principal Executive Office of Issuer
                    of the Securities Held Pursuant to the Plan)

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                                REQUIRED INFORMATION

1. Audited Statements of Net Assets Available for Benefits (with Fund Information) as of December 31, 1997 and 1996. Incorporated by reference to the M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information attached hereto as Exhibit 99.1.

2. Audited Statements of Changes in Net Assets Available for Benefits (with Fund Information) for the years ended December 31, 1997 and 1996. Incorporated by reference to the M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information attached hereto as
     Exhibit 99.1.

3. Notes to Financial Statements (with Fund Information). Incorporated by reference to the M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information attached hereto as Exhibit 99.1.

4. Schedule 1 - Item 27a - Schedule of Assets Held for Investment purposes as of December 31, 1997. Incorporated by reference to the M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information attached hereto as Exhibit 99.1.

5. Schedule 2 - Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997. Incorporated by reference to the M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information attached hereto as Exhibit 99.1.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 30, 1998                    M.D.C. Holdings, Inc. 401(k) Savings Plan


                                       By: /s/ Daniel S. Japha
                                          -------------------------------------
                                               Daniel S. Japha
                                               Plan Administrator

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                                      EXHIBITS


Exhibit                      Description
-------                      -----------

23.1      Consent of Price Waterhouse LLP.

99.1 M.D.C. Holdings, Inc. 401(k) Savings Plan Financial Statements and Additional Information